Part II, Item 6(a):

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms, order router and LX. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

ELECTRONIC MARKETS RISK & CONTROL Market Operational Rigour. Electronic Markets Risk & Control Market Operational Rigour is a front office group responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes. Electronic Markets Risk & Control Market Operational Rigour have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers executing via the SubM product suite, whether they are targeting LX directly or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading Desks managing the risk books of the firm do not otherwise have the ability to (1) view clients' electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic Trading Department, Equities Senior Management, Equities Sales Supervisors, Electronic Markets Risk and Control Market Operational Rigour, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX's risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Client On-boarding, Electronic Product Development,

~~Electronic Markets Risk and Control~~ Market Operational Rigour, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Services Corporation or a foreign affiliate, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

OTHER GROUPS. Client Onboarding, Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential subscriber information, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX.

The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

Part III, Item 19(a):

Barclays does not charge LX Subscribers access fees. Barclays may charge Subscribers a commission for transactions executed in LX. Commissions for trading in LX are negotiated on a client-by-client basis and may differ depending on the means of accessing the ATS. Commissions are not standardized among Subscribers or for any specific offering. The range of commissions charged to Subscribers who access the ATS through a direct connection to the NMS Stock ATS are between $0.00 and $0.0525 per share. Note, the above represents the range that clients typically pay in commissions, and can be changed upon request and acceptance between Barclays and the client on a one-off or continuing basis. Some of the factors on which a commission rate could depend include, but are not limited to, the amount of trading the specific client executes with Barclays, characteristics of the client's orders (for example number of symbols traded, average order size, amount of price improvement, adding or removing liquidity), and the specific services Barclays offers to the client relationship as a whole (for example, provision of research, prime brokerage financing or capital introduction). Barclays does not charge its own internal trading desks commissions when accessing LX for principal orders.

Part III, Item 19(b):

Subscribers that access LX through Barclays' algorithms, order router or through Barclays Sales or Trading personnel may pay a commission whether their order is executed in LX or on another Trading Center. Commissions are negotiated on a client-by-client basis. Commissions are not standardized across clients and may vary depending on the means by which LX or other Trading Centers are accessed. The range of commissions charged to Subscribers who access the ATS through Barclays algorithms, order router or Barclays Sales or Trading personnel are between $0.00 and $0.20 per share. Note, the above represents the range that clients typically pay in commissions, and can be changed upon request and acceptance between Barclays and the client on a one-off or continuing basis. Commission rates are bundled commissions for all services BCI offers its client, including the use of the algorithms, order router or utilization of the sales and trading teams. These fees may also include such full service investment banking offerings as the ability to access research, corporate access or similar services that Investment Banks offer. Some of the factors on which a commission rate could depend include, but are not limited to, the amount of trading the specific client executes with Barclays, the characteristics of the client's orders (for example number of symbols traded, average order size, amount of price improvement, adding or removing liquidity), and the specific services Barclays offers to the client relationship as a whole (for example, provision of research, prime brokerage financing or capital introduction). Barclays does not charge its own internal trading desks commissions when accessing LX for principal orders.